SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 4)1



                                 INTERCEPT, INC.
                                 ---------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)


                                    45845L107
                                    ---------
                                 (CUSIP Number)


                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)


         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------

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CUSIP No. 45845L107              13G/A         Page   2  of  5  Pages
          ---------                                  ---    ---
-----------------------------                -----------------------------------

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   1.       NAMES OF REPORTING PERSONS                        John W. Collins
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
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   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  |_|
                                                                     (b)  |_|
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   3.       SEC USE ONLY

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   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                 U.S. Citizen

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                  5. SOLE VOTING POWER                              1,728,608
   NUMBER OF
    SHARES       ---------------------------------------------------------------
 BENEFICIALLY
   OWNED BY       6. SHARED VOTING POWER                          300,000 (a)
     EACH
   REPORTING     ---------------------------------------------------------------
  PERSON WITH
                  7.  SOLE DISPOSITIVE POWER                        1,728,608

                 ---------------------------------------------------------------

                  8.  SHARED DISPOSITIVE POWER                    300,000 (a)

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   9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           2,028,608

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  10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                               |_|

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  11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            9.78%

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  12.       TYPE OF REPORTING PERSON*
            IN

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


Item 1(a).   Name of Issuer:

             InterCept, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             3150 Holcomb Bridge Road, Suite 200
             Norcross, GA  30071

Item 2(a).   Name of Person Filing:

             John W. Collins

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             3150 Holcomb Bridge Road, Suite 200
             Norcross, GA  30071

Item 2(c).   Citizenship:

             United States of America

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             45845L107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             Not applicable.

Item 4.      Ownership.

             (a)   Amount Beneficially Owned:

                   2,028,608

             (b)   Percent of Class:

                   9.78%

             (c)   Number of Shares as to which such person has:

                   (i)   sole power to vote or to direct the vote

                         1,728,608

                   (ii)  shared power to vote or to direct the vote

                         300,000 (a)

                   (iii) sole power to dispose or to direct the
                         disposition of

                         1,728,608

                   (iv) shared power to dispose or to direct the disposition of

                         300,000 (a)

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another
             Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certifications.

             Not applicable.


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


Note (a): On April 19, 2001, the reporting person entered into a variable forward contract with a scheduled valuation date of April 9, 2004, with respect to shares of common stock. The initial number of shares pledged under the contract is 300,000 (the reporting person will be required to deliver a small amount of additional shares in the unlikely event that the issuer pays cash dividends in respect of the pledged shares). The minimum price the reporting person will receive under the contract is $26.1292 per share and the maximum price is $31.3550 per share. The reporting person has the right to cash settle or surrender the pledged shares at the termination of the contract. The reporting person retains voting authority and power with respect to the pledged shares during the term of the contract. The reporting person intends this contract to comply with Rule 10b5-1.




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




                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 2003
                                       -----------------
                                       (Date)

                                       /s/ John W. Collins
                                       -------------------
                                       John W. Collins,
                                       Chairman and C.E.O.
                                       InterCept, Inc.




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